

Annual Review

January — December 2002

TVO

Olkiluoto

The production of the Olkiluoto nuclear power plant was good. In the year 2002, the plant produced electricity 14,106 GWh (14,152 GWh in 2001), a fifth of the electricity produced in Finland. The capacity factor of the plant was 96.0%. When including the production of the Meri-Pori coal-fired power plant, the total electricity production of Teollisuuden Voima Oy was 14.9 TWh.

The total electricity production of the Olkiluoto power plant units at the year end was 267 TWh.

Olkiluoto 1

Capacity / MW



900
800
700
600
500
400
300
200
100
0
2002
January
February
March
April
May
June
July
August
September
October
November
December

Olkiluoto 2

Capacity / MW



900
800
700
600
500
400
300
200
100
0
2002
January
February
March
April
May
June
July
August
September
October
November
December

Net production at the Olkiluoto 1 (OL1) unit was 6,998 GWh (7,164 GWh in 2001) and the capacity factor 95.3%. The maintenance outage of OL1 was performed at the end of May and it lasted some 13 days. The production period 2002 of the unit was trouble-free with the exception of a short break in production in April which caused by a malfunction in the external 400 kV net.

Net production at the Olkiluoto 2 (OL2) unit was exceptionally good, 7,108 GWh (6,988 GWh in 2001) and the capacity factor 96.6%. The refuelling outage of OL2 was performed in the beginning of May and it took some 7 days. Production was interrupted in January 2002 due to the repair of turbine valves and in Midsummer due to the repair of the relief valve of the reactor pressure vessel.

The total number of personyears in the outages was 110. There were some 1,000 outside workers. The total cost of the outages was EUR 15 million (EUR 13 million in 2001).

Inspections made during the annual outages showed that the units are in good condition and that the detected faults or deviations were minimal. The company policy is to keep the power plant units as good as new.

Nuclear Fuel

The nuclear fuel purchases amounted to EUR 36.5 million (EUR 33.0 million in 2001) and the expenses on fuel burn-up EUR 42.6 million (EUR 42.8 million in 2001).

On December 31, 2002, the value of nuclear fuel and uranium stock amounted to EUR 146.7 million (EUR 152.8 on December 31, 2001). The value of the fuel in the reactors was EUR 71.1 million (EUR 72.6 million in 2001).

Annual Review 1.1.–31.12.2002

		2002	2001	Difference
I	***Electricity delivered (GWh)***			
	Olkiluoto 1 and 2	14,088	14,135	-47
	Meri-Pori	835	956	-121
		14,923	15,091	-168
II	***Profit and loss account (EUR million)***			
	Turnover	218.1	218.8	-0.7
	Other operating income	4.1	1.9	2.2
	Expenses	-159.0	-155.5	3.5
	Depreciation according to plan	-49.4	-48.8	0.6
	Operating profit	13.8	16.4	-2.6
	Financial income and expenses	-11.4	-14.1	-2.7
	Extraordinary income	0.1	0.0	0.1
	Profit before appropriations and taxes	2.5	2.3	0.2
	Increase in depreciation reserve	-2.3	-1.9	0.4
	Income taxes	-0.2	-0.4	-0.2
	Profit/loss	0.0	0.0	0.0
	Balance sheet (EUR million)	***31.12.2002***	***31.12.2001***	
	NON-CURRENT ASSETS			
	Intangible assets	23.2	30.3	-7.1
	Tangible assets	540.2	544.7	-4.5
	Loan receivables from shareholders	519.9	492.2	27.7
	Other investments	8.4	7.9	0.5
	CURRENT ASSETS			
	Inventories	160.7	179.9	-19.2
	Receivables and marketable securities	72.6	63.5	9.1
	Cash in hand and at banks	9.8	0.7	9.1
	Total assets	1,334.8	1,319.2	15.6
	SHAREHOLDERS´ EQUITY	131.4	131.4	0.0
	DEPRECIATION RESERVE	357.2	354.9	2.3
	LIABILITIES			
	Loan from the Finnish State Nuclear Waste Management Fund (lent further to the shareholders)	519.9	492.2	27.7
	Long term liabilities	186.2	178.6	7.6
	Short term liabilities	140.1	162.1	-22.0
	Total liabilities	1,334.8	1,319.2	15.6

TVO's new organization comprises five departments

- Operation responsible for the operation and maintenance of units OL1 and OL2.
- Project responsible for the construction of the additional power plant unit either to the Loviisa or Olkiluoto nuclear site.
- Finance responsible for the company economy and finance.
- Engineering responsible for the technical expertise.
- Corporate Resources responsible for the management and resources.

The departments in question will be directed by the following persons:

- Operation: Mr Reijo Sundell, MSc (The responsible manager of the power plant, whose duties are specified in the Nuclear Energy Act)
- Project: Mr Martin Landtman, M.Sc. (Eng.)
- Mr Rauno Mokka and Mr Ami Rastas were appointed as Executive Vice Presidents as of September 13, 2002.
- Finance: Mr Klaus Luotonen, M.Sc. (Law)
- Engineering: Mr Ami Rastas, Lic.Sc. (Tech)
- Corporate Resources: Mr Rauno Mokka, M.Sc. (Eng.)

Meri-Pori

Capacity / MW



2002
300
250
200
150
100
50
0
January
February
March
April
May
June
July
August
September
October
November
December

Meri-Pori

TVO's share of the electricity produced at the Meri-Pori coal-fired power plant was 835.0 GWh (955.8 GWh in 2001) requiring 285,000 tons of coal (338,000 tons in 2001).

Turbine shaft vibrations disturbed still the operation of the plant in the beginning of the year. The cause was in the high pressure turbines the repair of which extended the duration of the outage until September. The plant was restarted on September 19, and after that date the plant has operated at full power during the rest of the year.

TVO's coal reserves on December 31, 2002 amounted to 215,000 tons (500,000 tons on December 31, 2001).

Result and financing

During the time under review the company turnover was EUR 218.1 million (EUR 218.8 million in 2001) and the delivered electricity 14,923 GWh (15,091 GWh in 2001).

Expenses were EUR 159 million, EUR 3.5 million more than in 2001. The increase was due mainly to increased research, expertise and nuclear waste management costs. Financing costs decreased EUR 2.7 million compared to the year 2001 and were EUR 11.4 million.

At the end of the year under review, the company's long term loans, excluding the loan from the Finnish State Nuclear Waste Management Fund, amounted to EUR 269.4 million (EUR 270.8 million in 2001). No short-term dept was outstanding (EUR 13.2 million in 2001).

The company's financing has developed according to plan.

January 2003
Mauno Paavola
President and CEO

Investments

Investments in 2002 were EUR 38 million (EUR 16.2 million in 2001). EUR 23.9 million were used on redemption of two leasing agreements and the rest was mainly used on the improvements of the Olkiluoto power plant units.

At the year end, a decision was made on the modernization of the turbine plants at both plant units. The investment will be made in 2003-2006.

Management of Operating Waste and Spent Nuclear Fuel

During of the year 2002, 109 cubic meters of low and medium level operating waste was accumulated at the Olkiluoto plant units (94 cubic meters in 2001). In 2002, 43 tons of spent nuclear fuel accumulated at the Olkiluoto plant units (45 tons in 2001).

The company liability for its nuclear waste management was settled by the Ministry of Trade and Industry at EUR 732.2 million at the year end. The reserve in the Finnish State Nuclear Waste Management Fund, as determined from the liability, was settled by the Ministry of Trade and Industry at EUR 732.2 million (EUR 693.2 million in 2001).

Posiva Oy, a company jointly owned by TVO and Fortum Power and Heat Oy, continued in 2002 the research and development of spent fuel disposal techniques.

Posiva Oy moved its operations to Olkiluoto in July 2002. The company concentrated in designing the underground research facility and transport tunnel to be built at Olkiluoto. The tunnel excavation will start according to plan in 2004.

Provision for a new nuclear power plant unit

The Finnish Parliament ratified on May 24,2002 the Government decision in principle concern the construction of a new nuclear power plant unit either at Loviisa or at Olkiluoto.

TVO has continued the project plan and submitted in autum bid inguiries for a lightwater plant unit with either a boiling water or pressurized water reactor having an electric power between 1,000 and 1,600 MW.

The reactor type and the plant supplier as well as the location will be selected based on the bidding competition. The comparison of the bids will start at TVO late spring 2003. The aim is to be able to choose the plant type and its location by the end of this year.

During the year under review, recruitment of the personnel needed for the project was started and it will be continued in 2003. The project has aroused a lot of interest and hundreds of applications were received for the open posts.

The aim is to be able to start the construction work in the middle of this decade and that the new unit would be in commercial operation at the end of the decade.

Personnel and organization

TVO's organization was completed taking into account the construction of an additional power plant unit either to the Loviisa or Olkiluoto nuclear site, securing the disturbance-free and safe production of the OL1 and OL2 units and enhancing the level of expertise in the company.

The new organization came into effect on January 1, 2003.



Teollisuuden Voima Oy
FIN-27160 Olkiluoto, Finland
Tel. + 358 2 83 811
Fax + 358 2 8381 5729

Teollisuuden Voima Oy
Töölönkatu 4
FIN-00100 Helsinki, Finland
Tel. +358 9 61 801
Fax +358 9 6180 2570

Teollisuuden Voima Oy
Kuningattarenkatu 17
FIN-07900 Loviisa, Finland
Tel. +358 19 535 855
Fax +358 19 535 856

www.tvo.fi